<u>FORM 6K</u>

SECURITIES & EXCHANGE COMMISSION
Washington, D.C. 20549

_____

REPORT OF A FOREIGN ISSUER
Pursuant to Rule 13a - 16 or 15d - 16
The Securities Exchange Act of 1934

<u>ANGLO SWISS RESOURCES INC. (File # 0-08797)</u>
(Translation of the Registrant's Name into English   )

<u>#309-837 West Hastings Street, Vancouver, B.C. Canada, V6C 3N6</u>
(Address of principal Executive offices)

<u>Attachments:</u>

1.   Press Release(s) April 2007

 Indicate by check mark whether the registrant files or will file annual reports under cover Form 20F or Form 40F.

FORM 20 F   X   FORM 40F _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3 – 2 (b) under the Securities Act of 1934.

YES ___   NO   X

SIGNATURES

        Pursuant to the requirements of the Securities Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                        <u>ANGLO SWISS RESOURCES INC.</u>
                                        (Registrant)

Dated: <u>May 1, 2007</u>   BY: ***Chris Robbins***

                                        It's   <u>Vice President</u>
                                                (Title)

ANGLO SWISS RESOURCES INC.
SUITE 309 - 837 WEST HASTINGS STREET
VANCOUVER, BC V6C 3N6
604-683-0484
Fax: 604-683-7497

May 1, 2007

Securities & Exchange Commission   **VIA EDGAR**
450 Fifth Street N.W.
Washington, D.C.
USA 20549

Dear Sir or Madam:

RE: ANGLO SWISS RESOURCES INC.
            SEC FILE NO. 0-08797
            FORM 6K

On behalf of Anglo Swiss Resources Inc., a corporation under the laws of British
Columbia, Canada, we enclose for filing, one (1) copy of Form 6-K, including exhibits.

If you have any questions, please contact the undersigned at your convenience.

Yours truly,

ANGLO SWISS RESOUCES INC.

(s) Chris Robbins

Per: Chris Robbins
          Vice President

April 16, 2007

Anglo Swiss Resources Announces Private Placement

Anglo Swiss Resources Inc. (TSX.V-ASW & OTCBB-ASWRF) announces it has entered into financing agreements to complete a private placement for up to $500,000 through the issuance of 5,000,000 units at 10 cents. Each unit will consist of one common share and a one-half warrant, each whole warrant is exercisable at a price of 20 cents for one year from closing.

The proceeds of the private placement will be used for continued exploration on the company's NWT diamond properties and for general working capital. A finder's fee will be payable in accordance with the rules and polices of the TSX Venture Exchange.

On behalf of the Board,

"Len Danard"

THE TSX VENTURE EXCHANGE HAS NOT REVIEWED AND DOES NOT ACCEPT RESPONSIBILITY FOR THE ADEQUACY OR ACCURACY OF THIS RELEASE.

April 24, 2007

ANGLO SWISS RESOURCES CLOSES PRIVATE PLACEMENT

Anglo Swiss Resources Inc., further to its news release on April 16, 2007, has closed a non-brokered private placement. The company has raised $500,000 by the issuance of 5.0 million units at a price of 10 cents per unit. Each unit consists of one common share and one-half warrant, with each whole warrant entitling the holder to purchase an additional common share at a price of 20 cents for a period of one year from the closing date, subject to regulatory approvals.

All of the securities issued pursuant to the private placement are subject to a hold period expiring on Aug. 24, 2007. The proceeds from this private placement will be used for exploration of the Company's NWT diamond properties and general working capital purposes.

On behalf of the Board,

"Len Danard"

THE TSX VENTURE EXCHANGE HAS NOT REVIEWED AND DOES NOT ACCEPT RESPONSIBILITY FOR THE ADEQUACY OR ACCURACY OF THIS RELEASE.

April 27, 2007

Anglo Swiss Resources Initiates 2007 Diamond Exploration Programs, Lac de Gras, NWT

Anglo Swiss Resources Inc. (TSX.V-ASW & OTCBB-ASWRF) is pleased to announce it has approved exploration programs and budgets for the year on all of its diamond properties in the NWT of Canada. The Company has 4 distinct properties of merit within the Lac de Gras – Slave Craton region.

In light of the close proximity to producing diamond mines, the presence of numerous diamondiferous kimberlites and kimberlite indicator minerals, Anglo Swiss Resources believes these properties are highly prospective for the further discovery of diamonds.

The Fry Inlet property is the Company's most advanced property and is host to the significantly diamondiferous LI 201 kimberlite which produced 60 diamonds from 281 kilograms of kimberlite (14 macrodiamonds and 46 microdiamonds) from a previous drill program by Kennecott in the 1990's. Kennecott limited its diamond recoveries to stones larger than a 0.15 millimetre cut-off, a significantly larger limit than most other labs now employ. As well, 14 of the stones measured longer than 0.5 millimetre in one dimension, and one was large enough to sit on a one-millimetre sieve. The Company anticipates that the 2007 drill program will produce a larger diamond count plus larger stones.

Fry Inlet Diamond Property is located approximately 25 kilometers north of BHP Billiton's "Ekati Diamond Mine property" and Aber/Rio Tinto's "Diavik Diamond Mine property", Canada's first two diamond mines. This claim group totals 91,856 acres and hosts the LI 201 significantly diamondiferous kimberlite.

Fry Inlet 2007 Exploration – 1500 Meter Drill Program

Anglo Swiss Resources is permitted for a 5 year drill program and initially has selected a cluster of 7 high priority targets inclusive of the significantly diamondiferous LI 201 kimberlite for drilling in 2007. Anglo Swiss Resources believes the close proximity of the reported LI 201 kimberlite to high priority geophysical targets in a cluster of anomalies infers that previous drilling may have missed other larger intrusions within the immediate area. The LI 201 will be re-drilled and tested as the first 2007 target utilizing existing sampling standards.

2007 Airborne Geophysics

The Company also plans to perform airborne geophysics on the western portion of the Fry Inlet Property, ~ 2,398 line-kilometers, as there also appears to be a cluster-like assemblage of 5 targets to the north-west with 7 kimberlite indicator mineral trains ("KIM's") apparent. The trains appear to be dominated by eclogitic garnet and picroilmenite grains. MPH Consulting Ltd. ("MPH") will again analyze the flight data and report their findings.

5 Individual Claims (UL 1 through 5 for 12,912 acres - formerly referred to as the "Group of 4 Claims") are a 100% interest and located within the "Ekati Trend". These claims are located within 10 kilometers of the diamond-bearing Wombat and Wallaby kimberlites where major exploration and definition programs are planned by Archon Minerals/BHP Billiton. The 2005 test of Wombat produced 91 microdiamonds from about 79 kilograms of kimberlite, including 11 stones that sat on a 0.425-millimetre mesh. The entire sample suggested a microdiamond grade of about 0.85 carat per tonne, although an accurate grade will take a much larger test and larger diamonds.

2007 Exploration

Exploration in 2007 will include detailed ground magnetic, ground frequency-domain electromagnetic (HLEM) and gravity grids. Ground penetrating radar data should also be considered to discriminate targets that are overlain by water. These data could possibly be used to discriminate the presence of porous kimberlitic material or structural features beneath lake-bottom clays and will include airborne geophysics and surface exploration similar to the Fry Inlet property.

The Falcon Bay Diamond Property consists of a 100% interest in claims covering approximately 52,459 acres in the diamond producing area of Lac de Gras, NWT approximately 25 kilometers south of the Diavik Diamond property and is proximal to the DO-27 Kimberlite currently the focus of a detailed exploration program by Peregrine Diamonds et al.; and

Fishing Lake Diamond Property, located some 110 kilometers north of Yellowknife, NWT, toward the western margin of the Slave Craton. The Fishing Lake property covers a 100% interest in 8,467 acres and covers a region containing the probable source area for kimberlite indicator mineral trains (KIM's) identified during the first stage of exploration for diamonds on the Slave Craton:

2007 Exploration

These two properties will also be surveyed by airborne geophysics during the 2007 season. Single-sensor Magnetic and five-sensor Electromagnetic data will be collected similar to the 2006 airborne performed by Fugro Airborne Surveys. MPH Consulting Ltd. will analyze the flight data and report their findings. Ground geophysics and sampling will follow the airborne program to confirm potential diatreme models – prime contexts for the possibility of diamond bearing kimberlites.

On behalf of the Board,

"Len Danard"

END.